AB
2/13

08025296

THE UNITED STATES
SECURITIES EXCHANGE COMMISSION
50-00-0001

FEB 07 2003

For credit to the
U.S.Treasury

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUNES SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 QUEENS FOLLY ROAD
(No. and Street)

HILTON HEAD ISLAND (City) SC (State) 29928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT & HOLLAND ~~LLP~~ CPAs
(Name – *if individual, state last, first, middle name*)

PO DRAWER 5667 (Address) HILTON HEAD ISLAND (City) SC (State) 29938 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/15

OATH OR AFFIRMATION

I, EDWARD B. DOWASCHINSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUNES SECURITIES CORPORATION, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public MY COMMISSION EXPIRES SEPT. 23, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY BEKAERT & HOLLAND

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Accountant's Report On Internal Control Structure

The Board of Directors
Dunes Securities Corporation
Hilton Head Island, South Carolina

In planning and performing our audit of the financial statements of Dunes Securities Corporation for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dunes Securities Corporation that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the condition of exemption from Rule 15c-3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board for Governors of the Federal reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure, errors or fraud may nevertheless occur and not be detected. Also, projection of any assessment of the internal control structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Security Exchange Act of 1934 and related regulations. and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cherry Bekaert - Holland L.L.P.

Hilton Head Island, South Carolina
February 1, 2008

DUNES SECURITIES CORPORATION

Financial Statements
for the year ended
December 31, 2007

DUNES SECURITIES CORPORATION

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Certified Public Accountants

The Board of Directors
Dunes Securities Corporation
Hilton Head Island, South Carolina

We have audited the accompanying balance sheet of Dunes Securities Incorporated as of December 31, 2007 and the related statements of income, changes in stockholders' equity, changes in retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Dunes Securities Incorporated, as of December 31, 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion based on our audit, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry Bekaert & Holland L.L.P.

Hilton Head Island, South Carolina
February 1, 2008

DUNES SECURITIES CORPORATION

Balance Sheet

December 31, 2007

Assets		
Cash-unrestricted	$	115,995
Unamortized organization costs		626
Total assets	$	116,621
Liabilities and stockholders equity		
Liabilities		
Accrued expenses	$	46
Total liabilities		46
Stockholder's equity		
Common stock, no par value, authorized 100,000 shares, issued and outstanding 25,000 shares		25,000
Additional paid in capital		6,160
Retained earnings		85,415
Total stockholder's equity		116,575
Total liabilities and stockholders equity	$	116,621

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statements of Income

For the year ended December 31, 2007

Revenues		
Commissions	$	84,638
Other		35,000
Total revenues		119,638
Expenses		
Bank charges		750
Commissions and fees		42,320
Insurance		364
Regulatory fees and assessments		885
Office expenses		1,300
Legal and professional		1,000
Rent		600
Other taxes		46
Amortization		626
Total expenses		47,891
Net income	$	71,747

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2007

	Number Of Shares		Common Stock		Additional Paid-in Capital		Retained Earnings
Balance at January 1, 2007	25,000	$	25,000	$	6,160	$	13,668
Net income	-		-		-		71,747
Balance at December 31, 2007	25,000	$	25,000	$	6,160	$	85,415

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statements of Cash Flows

For the year ended December 31, 2007

Cash flow from operating activities:	
Net income	$ 71,747
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization	626
Changes in assets and liabilities	
Other receivables	12,450
Accrued expenses	(1,199)
Net cash flow used by operating activities	83,624
Net decrease in cash	83,624
Cash and cash equivalents at beginning of year	32,371
Cash and cash equivalents at end of year	$ 115,995

See notes to financial statements.

DUNES SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2007

Note 1-Organization

Dunes Securities Corporation (the "Company") is a registered securities broker/dealer primarily engaged as agent for buyers and sellers of Hilton Oceanfront Resort Condominium units with all proceeds of sale or purchase deposited or paid from an escrow account maintained by Regions Bank as fiduciary agent/custodian. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA").

Note 2-Summary of significant accounting policies

Commission income
Commission income is recorded when transactions are completed and funds are distributed at the closing of the respective condominium unit

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents and concentration of credit risks
The Corporation considers its investments with an original maturity of three months or less to be cash equivalents. The Corporation maintains its cash in bank deposit accounts which, at times, may exceed FDIC insurance limits. Restricted cash balances represent amounts held as refundable deposits, cash for future major repairs and replacements, and other amounts held in escrow.

Income taxes
The Company has elected to be taxed under Subchapter "S" of the Internal revenue code. As such, the taxable income or loss is passed through directly to the shareholders. Accordingly, there is no income tax provision or benefit recorded in the accompanying financial statements.

DUNES SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2007

Note 3-Regulatory Matters

As a broker dealer, the Company is subject to the minimum net capital requirements adopted and administered by the Securities and Exchange Commission ("SEC"). At December 31, 2007, the Company had net capital, as defined by the SEC, of $31,126.

DUNES SECURITIES CORPORATION

Computation of Net Capital, Per Uniform Capital Rule

December 31, 2007

Computation of Net Capital		
Credits		
Total stockholder's equity	$	116,575
Debits		
Unamortized organization costs		(626)
Total debits		(626)
Net capital before haircuts		115,948
Haircuts		-
Net capital		115,948
Computation of Basic Net Capital Requirements		
Net capital requirement		5,000
Excess Capital		110,948
Ten percent of aggregate indebtedness		-
Excess Net Capital	$	110,948

DUNES SECURITIES CORPORATION

Reconciliation of The Focus Report To Stockholder's Equity

December 31, 2007

Stockholder's Equity		
Per the unaudited Focus Report	$	116,575
Reconciling items		-
Per the audited financial statements	$	116,575

END